JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 28, 2025

Mr. Jay Williamson

Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precidian ETFs Trust (File Nos. 333-171987 and 811-22524)
Airbus ADRhedged™, Bayer AG ADRhedged™, Bayerische Motoren Werke AG ADRhedged™, Deutsche Telekom AG ADRhedged™, Heineken NV ADRhedged™, Hermes International SA ADRhedged™, Hitachi Ltd. ADRhedged™, L’Oreal SA ADRhedged™, LVMH Moet Hennessy Louis Vuitton SE ADRhedged™, Nestle SA ADRhedged™, Roche Holding AG ADRhedged™, Siemens AG ADRhedged™, and Softbank Group Corp. ADRhedged™ (each a “Fund” and collectively, the “Funds”)

Dear Mr. Williamson:

This letter provides the responses of Precidian ETFs Trust (the “Trust” or the “Registrant”) to additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) that you provided to Practus, LLP on February 28, 2025. The comments related to Post-Effective Amendment No. 175 to the registration statement of the Trust, which was filed on October 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended (“PEA No. 175”). PEA No. 175 was filed to register shares of thirteen series of the Trust (each a “Fund” and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in PEA No. 175.

1.	Comment: The Staff has raised concerns about the adequacy of the disclosure in PEA No. 175 in the circumstance that the foreign issuer of the securities underlying the ADRs, which ADRS are the underlying asset of a particular Fund, no longer satisfies the requirements of Rule 12g3-2(b). The Staff has expressed concern about circumstances with respect to unsponsored ADRs where a depositary bank has made representations that they reasonably believe that a foreign issuer publishes or otherwise makes publicly available the information contemplated in Rule 12g3-2(b), but then that foreign issuer ceases to publish or otherwise make publicly available the information contemplated by Rule 12g3-2(b) subsequent to the representation by the depositary bank. The Staff has expressed concerns about the ability of purchasers of shares of the Funds in the secondary market to have access to information about the foreign issuer so as to make an informed investment decision with respect to a purchase or sale of shares of a Fund.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

February 28, 2025

Response: As was discussed with the Staff, Rule 15c2-11 requires a broker-dealer to have available the information that, since the beginning of its last fiscal year, the issuer has published pursuant to the Rule 12g3-2(b) exemption or that is otherwise available in the marketplace. The Commission specifically amended Rule 15c2-11 to permit a broker-dealer to fulfill its Rule 15c2-11 obligation to make reasonably available upon request the information published pursuant to Rule 12g3-2(b) by providing the requesting person with appropriate instructions regarding how to obtain the information electronically. The Commission noted that this amendment expressed their view that most investors will have ready access to the electronically published documents of foreign issuers that are able to “claim” the Rule 12g3-2(b) exemption as they noted in the amendment to this rule that was published on October 10, 2008. The Trust proffers that insofar as broker-dealers are making quotations in the marketplace for shares of the ADRs, it is reasonable to presume that the broker-dealers are operating in compliance with Rule 15c2-11, and, therefore, adequate information about the foreign issuers underlying the ADRs is publicly available (and the Trust believes that this is clearly contemplated by the Commission). Notwithstanding, in the circumstances where broker-dealers have ceased making quotations in shares of the ADRs because of the lack of publicly available information on which they could otherwise rely in making quotations to fulfill their compliance requirements under Rule 15c2-11, and to the add an extra layer of protection for investors in the Funds, the Trust will add the following disclosure to the Fund’s principal investment strategies and risks:

Principal Investment Strategies – additional disclosure

The Manager of the Series will monitor on an ongoing basis to verify that the following material information about the foreign issuer underlying the ADRs is available in English on its website, through an electronic information delivery system generally available to the public in its primary trading market of the foreign issuer, or otherwise available on websites accessible to U.S. investors: (a) information that the foreign issuer has made public or been required to make public pursuant to the laws of the country of its incorporation, organization or domicile; (b) information that the foreign issuer has filed or been required to file with the principal stock exchange in its primary trading market on which its securities are traded and which has been made public by that exchange; or (c) information that the foreign issuer has distributed or been required to distribute to its security holders.

Principal Risk – additional disclosure

To the extent the Manager of the Series determines that material information about the foreign issuer underlying the ADRs is not available in English and generally made available to the public in a manner described above in the Principal Investment Strategies, investors in the Series may not be able to gather information on which to make investment decisions. In such circumstances, the Adviser will advise the Board of Trustees of the Series of the circumstances, and the Board may make a determination to cease operations of the Series. In such circumstances, the Series may distribute the underlying ADRs in kind to shareholders, the Fund may liquidate the positions and distribute cash to shareholders, or the Board may take such other actions as it deems most appropriate for, and in the best of, shareholders under the circumstances.

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Mr. Jay Williamson

U.S. Securities and Exchange Commission

February 28, 2025

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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